Exhibit 99.1

iQIYI Announces Third quarter 2019 Financial Results

BEIJING, November 6, 2019 – iQIYI, Inc. (NASDAQ: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third quarter 2019 Highlights

•	Total revenues were RMB7.4 billion (US$1.0 billion1), representing a 7% increase from the same period in 2018.

•	Operating loss was RMB2.8 billion (US$396.2 million) and operating loss margin was 38%, compared to operating loss of RMB2.6 billion and operating loss margin of 37% in the same period in 2018.

•

Net loss attributable to iQIYI was RMB3.7 billion (US$516.0 million), compared to net loss attributable to iQIYI of RMB3.1 billion in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB5.04 (US$0.70).

•

The number of total subscribing members was 105.8 million as of September 30, 2019, 99.2% of whom were paying subscribing members. This compares to 80.7 million of total subscribing members as of September 30, 2018, up 31% year over year.

“We continued to make solid progress during the quarter as we march toward our vision of building a technology-based entertainment giant,” commented Dr. Yu Gong, Founder, Director and Chief Executive Officer of iQIYI. “Growing 30% year-over-year, our subscription business contributed more than half of our total quarterly revenues for the first time. This once again demonstrated the strength of our platform and validated our dedication to producing high quality original content. Leveraging our cutting-edge AI technology, we are continually fine-tuning our content offerings, optimizing our monetization efficiencies, and exploring potential new runways for future growth. With the rapid development of 5G, we believe there will be astonishing new opportunities ahead, and we will continue to push forward the convergence between technology and art to create deeper value and greater prospects for the future.”

“Despite a challenging environment, we delivered another quarter of topline growth with total revenues increasing 7% year-over-year to RMB7.4 billion,” commented Mr. Xiaodong Wang, Chief Financial Officer of iQIYI. “Subscription business continued to serve as the major driver of our revenue growth, and we further executed on our multi-dimensional IP development strategy to create new monetization opportunities and diversify our revenue streams. While we experienced some margin fluctuation due to seasonally higher content cost during the quarter, we believe we are on track to improve long-term efficiency through disciplined spending and investment. Going forward, we will continue to drive shareholder value by further enhancing monetization and transitioning toward a more balanced content structure.”

Footnote:

[1]

Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate in effect as of September 30, 2019 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Third quarter 2019 Financial Results

Total revenues reached RMB7.4 billion (US$1.0 billion), representing a 7% increase from the same period in 2018.

Membership services revenue was RMB3.7 billion (US$520.0 million), representing a 30% increase from the same period in 2018. The increase resulted from the solid growth in the number of subscribing members, driven by our premium content and various operational initiatives during the quarter.

Online advertising services revenue was RMB2.1 billion (US$289.2 million), down 14% year over year, mainly due to the challenging macroeconomic environment in China, the delay of certain content launches and the intensified competition in in-feed advertising.

Content distribution revenue was RMB680.4 million (US$95.2 million), representing a 18% decrease from the same period in 2018, mainly due to the delay of certain content launches during the quarter, as well as the high base in the same period of previous year.

Other revenues were RMB932.3 million (US$130.4 million), representing an 12% increase from the same period in 2018. The increase was primarily driven by our game business following several new game launches this year by Skymoons.

Cost of revenues was RMB8.2 billion (US$1.1 billion), representing a 7% increase from the same period in 2018. The increase was primarily driven by higher content costs as well as other cost items. Content costs as a component of cost of revenues were RMB6.2 billion (US$870.5 million), representing a 3% increase from the same period in 2018.

Selling, general and administrative expenses were RMB1.3 billion (US$188.8 million), representing a 4% increase from the same period in 2018. This was primarily due to increased sales and marketing expenses of game business associated with the consolidation of Skymoons, as well as higher marketing spending for certain iQIYI apps.

Research and development expenses were RMB703.2 million (US$98.4 million), representing a 26% increase from the same period in 2018, primarily due to the increase of personnel-related compensation expenses.

Operating loss was RMB2.8 billion (US$396.2 million), compared to operating loss of RMB2.6 billion in the same period in 2018. Operating loss margin was 38%, compared to operating loss margin of 37% in the same period in 2018.

Total other expense was RMB826.8 million (US$115.7 million), compared to total other expense of RMB539.4 million during the same period of 2018. The year-over-year increase was mainly due to increased interest expenses arising from our financing activities and higher foreign exchange loss associated with the fluctuation of exchange rate between Renminbi and U.S. dollar.

Loss before income taxes was RMB3.7 billion (US$511.8 million), compared to loss before income taxes of RMB3.1 billion in the same period in 2018.

Income tax expense was RMB16.0 million (US$2.2 million), compared to income tax benefit of RMB6.1 million in the same period in 2018.

Net loss attributable to iQIYI was RMB3.7 billion (US$516.0 million), compared to net loss attributable to iQIYI of RMB3.1 billion in the same period in 2018. Diluted net loss attributable to iQIYI per ADS was RMB5.04 (US$0.70) for the third quarter of 2019.

As of September 30, 2019, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB13.9 billion (US$1.9 billion).

Financial Guidance

For the fourth quarter of 2019, iQIYI expects total net revenues to be between RMB6.86 billion (US$0.96 billion) and RMB7.28 billion (US$1.02 billion), representing a -2% to 4% increase from the same period in 2018. This forecast reflects iQIYI’s current and preliminary view, which is subject to substantial uncertainty.

Conference Call Information

iQIYI’s management will hold an earnings conference call at 7:00 PM on November 6, 2019, U.S. Eastern Time (8:00 AM on November 7, 2019, Beijing Time). Dial-in details for the earnings conference call are as follows:

International	+65 67135090
China	4006 208038
US	+1 845 675 0437
UK	+44 2036 214779
Hong Kong	+852 3018 6771
Passcode:	7892488

A telephone replay of the call will be available two hours after the conclusion of the conference call through November 14, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+61 2 8199 0299
Passcode:	7892488

A live and archived webcast of this conference call will be available at http://ir.iqiyi.com.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. iQIYI’s platform features highly popular original content, as well as a comprehensive library of other professionally-produced content, partner-generated content and user-generated content. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, online literature, talent agency and e-commerce etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Financial Guidance and quotations from management in this announcement, as well as iQIYI’s strategic and operational plans, contain forward-looking statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iQIYI’s strategies; iQIYI’s future business development, financial condition and results of operations; iQIYI’s ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; competition in the online entertainment industry; changes in iQIYI’s revenues, costs or expenditures; Chinese governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com

iQIYI, INC.

Condensed Consolidated Statements of Loss

(In RMB thousands, except for number of shares and per share data)

	Three Months Ended
	September 30, 2018 RMB (Unaudited)	June 30, 2019 RMB (Unaudited)	September 30, 2019 RMB (Unaudited)
Revenues:
Membership services	2,852,329	3,412,349	3,716,861
Online advertising services	2,396,247	2,200,682	2,067,385
Content distribution	834,576	517,939	680,377
Others	831,106	979,211	932,311

Total revenues	6,914,258	7,110,181	7,396,934

Operating costs and expenses:
Cost of revenues	(7,655,102)	(6,980,957)	(8,175,751)
Selling, general and administrative	(1,292,037)	(1,346,324)	(1,349,543)
Research and development	(558,373)	(654,601)	(703,211)

Total operating costs and expenses	(9,505,512)	(8,981,882)	(10,228,505)

Operating loss	(2,591,254)	(1,871,701)	(2,831,571)

Other expense
Interest income	65,603	130,721	116,494
Interest expenses	(15,586)	(247,762)	(254,435)
Foreign exchange loss, net	(593,147)	(306,117)	(656,105)
Gain/(Loss) from equity method investments	46	(38,112)	(33,213)
Other income, net	3,683	34,593	478

Total other expense, net	(539,401)	(426,677)	(826,781)

Loss before income taxes	(3,130,655)	(2,298,378)	(3,658,352)

Income tax benefit/(expense)	6,058	(5,776)	(16,047)

Net loss	(3,124,597)	(2,304,154)	(3,674,399)

Net income attributable to noncontrolling interests	15,836	23,291	13,724

Net loss attributable to iQIYI, Inc.	(3,140,433)	(2,327,445)	(3,688,123)

Net loss per share for Class A and Class B ordinary shares:
Basic	(0.62)	(0.46)	(0.72)
Diluted	(0.62)	(0.46)	(0.72)

Net loss per ADS (1 ADS equals 7 Class A ordinary shares):
Basic	(4.34)	(3.22)	(5.04)
Diluted	(4.34)	(3.22)	(5.04)

Weighted average number of Class A and Class B ordinary shares used in net loss per share computation:
Basic	5,058,650,574	5,102,652,726	5,109,395,926
Diluted	5,058,650,574	5,102,652,726	5,109,395,926

iQIYI, INC.

Condensed Consolidated Balance Sheets

(In RMB thousands)

	December 31, 2018	September 30, 2019
	RMB	RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	4,586,405	4,505,175
Restricted cash	2,174,042	2,587,948
Short-term investments	6,061,832	6,841,710
Accounts receivable	2,889,234	2,982,334
Prepayments and other assets	2,696,381	4,022,826
Amounts due from related parties	281,710	312,936
Licensed copyrights, net	1,163,839	1,323,772

Total current assets	19,853,443	22,576,701

Non-current assets:
Fixed assets, net	1,618,147	1,843,682
Long-term investments	2,572,040	2,907,112
Deferred tax assets, net	23,873	23,873
Licensed copyrights, net	6,640,910	6,589,081
Intangible assets, net	1,678,193	1,353,493
Produced content, net	3,736,063	4,845,923
Prepayments and other assets	4,695,883	3,583,698
Operating lease assets	—	525,700
Goodwill	3,888,346	3,888,346
Amounts due from related parties	52,800	172,200

Total non-current assets	24,906,255	25,733,108

Total assets	44,759,698	48,309,809

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and notes payable	10,162,366	10,089,850
Amounts due to related parties	692,390	1,234,081
Customer advances and deferred revenue	2,195,283	2,354,884
Short-term loans	3,046,449	3,509,915
Long-term loans, current portion	83,720	363,480
Operating lease liabilities, current portion	—	116,826
Accrued expenses and other liabilities	3,632,148	3,846,605

Total current liabilities	19,812,356	21,515,641

Non-current liabilities:
Long-term loans	644,169	672,352
Convertible senior notes	4,712,284	12,517,935
Deferred tax liabilities	96,405	51,759
Amounts due to related parties	1,281,370	1,091,088
Operating lease liabilities	—	218,653
Other non-current liabilities	57,551	52,868

Total non-current liabilities	6,791,779	14,604,655

Total liabilities	26,604,135	36,120,296

Shareholders’ equity:
Ordinary shares	321	324
Additional paid-in capital	39,666,150	40,877,665
Accumulated deficit	(23,509,486)	(31,339,030)
Accumulated other comprehensive income	1,879,946	2,491,981
Non-controlling interests	118,632	158,573

Total shareholders’ equity	18,155,563	12,189,513

Total liabilities and shareholders’ equity	44,759,698	48,309,809